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                                                                    Exhibit 4(d)
                               LINE OF CREDIT NOTE

$27,000,000                                                  October 28, 1997

FOR VALUE RECEIVED, the undersigned, MIDWEST GRAIN PRODUCTS, INC., a Kansas corporation ("Borrower") hereby promises to pay to the order of Commerce Bank, N.A. ("Bank") at its offices in Kansas City, Missouri, the aggregate unpaid principal amount and accrued interest of all borrowings hereunder. The aggregate unpaid principal amount shall also become immediately due and payable, without demand or further action on the part of Bank upon the occurrence of an event of default as set forth in Section 4.1 of the Fourth Amended Line of Credit Loan Agreement, as amended, dated as of October 28, 1997 (the "Agreement").

Interest on this note shall be calculated on the actual number of days on the basis of a year of 360 days. If the outstanding balance is less than $500,000, the line of credit shall bear interest at a per annum rate equal to the Prime Rate. If the outstanding balance is $500,000 or greater, the line of credit shall bear interest at the greater of either (1) the Prime Rate, minus 1 %, or
(2) the Federal Funds Rate plus 1.50%.

Interest will be payable monthly, in arrears, and at maturity, whether by acceleration or otherwise, beginning December 1, 1997, and on the first day of each month thereafter. Interest will be computed on the actual days outstanding based upon a year consisting of 360 days. If any interest payment on this note shall become due and payable on a day which is not a business day of Bank, payment shall be made on the next succeeding business day of Bank.

"Prime Rate" means the Prime Rate of interest established from time to time by Commerce Bank and designated as such for its internal convenience, and no representation is made that the Prime Rate is the best, the lowest or favored rate of interest. The rate of interest, if tied to the Prime Rate, shall change with and be effective on the date of each change in the Prime Rate.

"Federal Funds Rate" means the effective Federal Funds Rate as quoted by the Federal Reserve Bank of New York on a daily basis. The Federal Funds Rate is adjusted daily.

So long as the Agreement has not been terminated, Borrower may, from the date of this note through November 1, 1999 borrow, repay and reborrow sums, at any one time outstanding, not to exceed $27,000,000. All advances and repayments hereunder shall be endorsed on the reverse hereof (or an attached schedule) by the Bank or holder, and between the undersigned and Bank, such endorsements and the balances derived from such endorsements shall be conclusively presumed to reflect the amounts advanced and repaid hereunder and the then outstanding and unpaid balance of sums advanced or readvanced hereunder.


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The  undersigned  hereby  waives  presentment,  protest,  demand  and  notice of dishonor or default.

This note is issued pursuant to the terms of the Agreement, to which Agreement, and any amendments thereto, reference is hereby made for a statement of the terms and conditions under which this borrowing was made, and is to be repaid.

                                             MIDWEST GRAIN PRODUCTS, INC.


                                             By:    /s/ Ladd M. Seaberg

                                             Title: President and CEO


                                             By:    /s/ Robert G. Booe

                                             Title: Vice President and CFO